SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);
☐	Merger

☑	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)
2.	Name of fund: Pacific Capital Funds

3.	Securities and Exchange Commission File No: 811-07454

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3435 Stelzer Road, Columbus, OH 43219

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael Glazer Bingham McCutchen LLP 355 South Grand Avenue, Suite 4400 Los Angeles, CA 90071 (213) 680-6646

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a-1, .31a-2}:

The following entities are responsible for maintaining and preserving fund records:
(1)	Pacific Capital Funds 3435 Stelzer Road Columbus, OH 43219-3035

Attention: Secretary 808-694-4444 (Registrant)
(2)	Asset Management Group of Bank of Hawaii
Financial Plaza of the Pacific
130 Merchant Street, Suite 370
Honolulu, Hawaii 96813
Attention: Investment Management Services
808-694-4444
(Investment Adviser)

(3)	Citi Fund Services Ohio, Inc. 3435 Stelzer Road Columbus, OH 43219 614-470-8000 (Administrator)

(4)	Foreside Distribution Services L.P. Three Canal Plaza, Suite 100 Portland, ME 04101 207-553-7110 (Distributor)

(5)	First State Investments International Limited 23 St. Andrew Square EH2 Edinburgh IBB, Scotland 011-44-131-473-2200 (Sub-Adviser)

(6)	Hansberger Global Investors, Inc. 401 East Las Olas Blvd., Suite 1700 Ft. Lauderdale, FL 33301 954-713-2533 (Sub-Adviser)

(7)	Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109 617-951-5000 (Sub-Adviser)

(8)	Nicholas-Applegate Capital Management 600 West Broadway San Diego, California 92101 619-687-8000 (Sub-Adviser)

(9)	Chicago Equity Partners, LLC 180 North LaSalle Street, Suite 3800 Chicago, Illinois 60601 312-629-8200 (Sub-Adviser)

(10)	Mellon Capital Management Corporation 50 Fremont Street San Francisco, CA 94105 415-546-6056 (Sub-Adviser)

NOTE:	Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

☑ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
(1)	Asset Management Group of Bank of Hawaii Financial Plaza of the Pacific 130 Merchant Street, Suite 370 Honolulu, Hawaii 96813 Attention: Investment Management Services. (Investment Adviser)

(2)	First State Investments International Limited 23 St. Andrew Square EH2 Edinburgh IBB, Scotland (Sub-Adviser)

(3)	Hansberger Global Investors, Inc. 401 East Las Olas Blvd., Suite 1700 Ft. Lauderdale, FL 33301 (Sub-Adviser)

(4)	Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109 (Sub-Adviser)

(5)	Nicholas-Applegate Capital Management 600 West Broadway San Diego, California 92101 (Sub-Adviser)

(6)	Chicago Equity Partners, LLC 180 North LaSalle Street, Suite 3800 Chicago, Illinois 60601 (Sub-Adviser)

(7)	Mellon Capital Management Corporation 50 Fremont Street San Francisco, CA 94105 (Sub-Adviser)

(8)	Bankoh Investment Partners, LLC 130 Merchant St., Suite 240 Honolulu, Hawaii 96813 (Sub-Adviser)
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
(1)	Foreside Distribution Services L.P. Three Canal Plaza, Suite 100 Portland, ME 04101

(2)	BISYS Fund Services Limited Partnership 3435 Stelzer Road Columbus, Ohio 43219
13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):

File No.: 811-_____

Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No

If Yes, state the date on which the board vote took place: January 28, 2010.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☑

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Declaration of Trust for Pacific Capital Funds authorizes the Board of Trustees to approve a Liquidation without a shareholder vote.
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: June 22, 2010.

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities? Not Applicable.

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $24,797

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): State Filings: $780

(iv)	Total expenses (sum of lines (i)-(iii) above): $25,577
(b)	How were those expenses allocated? All of those expenses were allocated to Bank of Hawaii.

(c)	Who paid the expenses? Bank of Hawaii.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:
VI.	Mergers Only — Not Applicable.
26.	(a) State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_____

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of Pacific Capital Funds (the “Trust”), (ii) he is the President of the Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

By:	/s/ Robert I. Crowell
Robert I. Crowell
President, Pacific Capital Funds